

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 10, 2018

Via E-Mail
Robert F. Probst
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

      Re: Ventas, Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 9, 2018
           File No. 1-10989

Dear Mr. Probst:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Jennifer Monick

                         Jennifer Monick
                         Assistant Chief Accountant
                         Office of Real Estate and
                          Commodities